EXHIBIT 1

INDEX TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
OF EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Unaudited Financial Statements of Empresas ICA, S.A.B. de C.V. and Subsidiaries:

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets
At June 30, 2007 and 2006
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007)

	Millions of
	U.S. dollars
	(Convenience
	Translation Note 1)
	June 30,	June 30,
	2007	2007		2006

Assets
Cash and cash equivalents (including restricted cash)	$617	Ps.	6,655,972	Ps.	5,833,624
Accounts and notes receivable (net)	886		9,563,319		10,585,251
Other accounts and notes receivable	95		1,022,662		1,031,333
Inventories	179		1,936,408		1,779,339
Other current assets	87		943,395		943,756

Total current assets	1,864		20,121,756		20,173,303
Accounts and notes receivable (net) and restricted cash	126		1,356,185		4,075,159
Investment in shares of affiliated companies	50		543,958		369,193
Investments in concessions and other assets	903		9,741,540		9,085,177
Property	68		737,325		784,629
Machinery and industrial equipment	194		2,093,879		1,914,751
Other equipment	51		552,956		556,206
Accumulated depreciation	(182)		(1,965,610)		(2,073,238)
Construction in progress	—		3,607		3,064
Intangible assets and deferred expenses (net)	46		490,597		350,048
Other assets	44		462,696		120,684

Total assets	$3,164	Ps.	34,138,889	Ps.	35,358,976

Liabilities
Trade accounts payable	$258	Ps.	2,786,604	Ps.	2,941,537
Current portion of long-term debt	254		2,743,272		4,961,826
Current portion of security debt	232		2,498,893		26,887
Other loans with cost	4		40,957		42,164
Income taxes payable	13		143,234		256,869
Other current liabilities	434		4,682,090		5,386,221

Total current liabilities	1,195		12,895,050		13,615,504
Long-term debt	320		3,454,523		1,685,738
Long-term security debt	224		2,414,795		5,307,698
Other loans with cost	21		228,463		130,035
Deferred liabilities	2		17,043		15,399
Other long-term liabilities	62		670,159		633,024

Total liabilities	1,824		19,680,033		21,387,398

Stockholders’ Equity
Common stock	549		5,926,830		5,905,806
Additional paid-in capital	163		1,759,640		1,679,023
Retained earnings and reserve for repurchase of shares	208		2,239,710		1,691,610
Excess from restatement of capital	1		13,695		93,007

Majority shareholders’ equity	921		9,939,875		9,369,446
Minority interest	419		4,518,981		4,602,132

Total stockholders’ equity	1,340		14,458,856		13,971,578

Total liabilities and stockholders’ equity	$3,164	Ps.	34,138,889	Ps.	35,358,976

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except per share data)

	Millions of U.S. dollars
	(Convenience
	Translation
	Note 1)
	Six Month Ended
	June 30,	Six Months Ended June 30,
	2007	2007		2006

Net sales	$943	Ps.	10,174,018	Ps.	10,718,534
Cost of sales	794		8,568,403		9,171,724
Gross profit	149		1,605,615		1,546,810
Operating expenses	87		941,252		732,524

Operating income	62		664,363		814,286
Other (income) and expenses, net	(6)		(69,267)		65,823
Total financing cost	30		318,146		47,524
Share in net income of associated companies	2		18,091		4,807

Income before income taxes	40		433,575		705,746
Income tax expense	7		79,088		224,555

Consolidated net income	$33	Ps.	354,487	Ps.	481,191

Net income of minority interest	$20	Ps.	217,148	Ps.	198,083
Net income of majority interest	$13	Ps.	137,339	Ps.	283,108

Consolidated net income	$33	Ps.	354,487	Ps.	481,191

Basic and diluted earnings per share from:
Income of majority interest		Ps.	0.34	Ps.	0.70
Weighted average shares outstanding (millions of shares)			406.11		403.63

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except share data)

	Common Stock
		Amount						Reserve for
		Nominal				Additional		Repurchase
	Shares	Value		Restatement		Paid-in Capital		of Shares

Balance at January 1, 2007	405,177,479	Ps.	5,645,006	Ps.	264,738	Ps.	1,703,270	Ps.	676,531
Issuance of common stock	2,573,258		17,063		23		89,526
Application of losses from prior years							(33,156)		74,000
Comprehensive income
Decrease in minority interest

Balance at June 30, 2007	407,750,737	Ps.	5,662,069	Ps.	264,761	Ps.	1,759,640	Ps.	750,531

	Common Stock
		Amount						Reserve for
		Nominal				Additional		Repurchase
	Shares	Value		Restatement		Paid-in Capital		of Shares

Balance at January 1, 2006	402,657,260		5,628,294		438,892		1,674,582		634,230
Issuance of common stock	1,771,827		11,749		430		48,864
Application of losses from prior years					(173,559)		(44,423)		42,301
Comprehensive income
Decrease in minority interest

Balance at June 30, 2006	404,429,087	Ps.	5,640,043	Ps.	265,763	Ps.	1,679,023	Ps.	676,531

(Continued)

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except share data)

			Excess		Minority
			(Insufficiency)		Interest in		Total
			From Restatement		Consolidated		Stockholders’
	Retained Earnings		of Capital		Subsidiaries		Equity

Balance at January 1, 2007	Ps.	1,425,840	Ps.	(33,473)	Ps.	4,591,810	Ps.	14,273,722
Issuance of common stock								106,612
Application of losses from prior years		(74,000)		33,156				—
Comprehensive income		137,339		14,012		217,148		368,499
Decrease in minority interest						(289,977)		(289,977)

Balance at June 30, 2007	Ps.	1,489,179	Ps.	13,695	Ps.	4,518,981	Ps.	14,458,856

			Excess		Minority
			(Insufficiency)		Interest in		Total
			From Restatement		Consolidated		Stockholders’
	Retained Earnings		of Capital		Subsidiaries		Equity

Balance at January 1, 2006	Ps.	717,147	Ps.	(153,971)	Ps.	4,530,958	Ps.	13,470,132
Issuance of common stock		(8,461)						52,582
Application of losses from prior years		23,285		152,396				—
Comprehensive income		283,108		94,582		198,083		575,773
Decrease in minority interest						(126,909)		(126,909)

Balance at June 30, 2006	Ps.	1,015,079	Ps.	93,007	Ps.	4,602,132	Ps.	13,971,578

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Financial Position
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007)

	Six Months Ended	Six Months Ended June 30,
	June 30, 2007	2007		2006
	Millions of
	U.S. dollars
	(Convenience
	Translation Note 1)

Consolidated net income	$33	Ps.	354,487	Ps.	481,191
Items added (deducted) to income which do not require cash
Depreciation and amortization	29		312,689		409,351
Other items	8		90,872		(121,365)

Cash flow from net income of the period	70		758,048		769,177
Cash generated (used) in operating activities:
Decrease (increase) in accounts receivable, net	491		5,299,426		(2,700,979)
Increase in inventories	(45)		(484,527)		(468,081)
Increase in other accounts receivable and other assets	(76)		(823,602)		(1,143,235)
Increase in trade accounts payable	7		75,709		938,229
(Decrease)increase in other liabilities	(8)		(84,103)		847,578

Cash generated by (used in) operating activities	439		4,740,951		(1,757,311)
Financing activities:
Cash generated by (used in) external financing:
Bank financing	150		1,615,131		653,353
Other financing	(22)		(234,915)		39,938
Bank debt financing amortization	(370)		(3,992,565)		(131,401)
Security debt amortization	—		—		(2,407)
Other items	(6)		(70,024)		738,619
Cash generated by internal financing	17		186,267		52,590

Cash (used in) generated by financing activities	(231)		(2,496,106)		1,350,692

Investing activities:
Increase in investments in shares of affiliated companies	(40)		(426,497)		(117)
Acquisition of property, plant and equipment	(45)		(486,053)		(338,716)
Sale of other permanent investments	2		23,250		5,251
Sale of tangible fixed assets	3		27,042		93,506
Other items	(14)		(148,065)		(77,346)

Cash used in investing activities	(94)		(1,010,323)		(317,422)

Net increase (decrease) in cash and equivalents	114		1,234,522		(724,041)

Cash and equivalents at the beginning of period	503		5,421,450		6,557,665

Cash and equivalents at the end of period	$617		Ps. 6,655,972	Ps.	5,833,624

The accompanying notes are an integral part of these condensed consolidated financial statements.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2007 and 2006
(Thousands of U.S. dollars ($) and thousands of constant Mexican pesos (Ps.) as of June 30, 2007, except share data and unless otherwise stated)

1.	Basis of presentation and principles of consolidation

The unaudited, condensed, consolidated financial statements of Empresas ICA, S.A.B. de C.V. (“ICA”) and its subsidiaries (together the “Company”) are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) and according to the presentation rules established by the Mexican Stock Exchange based on the required format titled SIFIC. The accompanying financial statements and the following notes have been condensed, but contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of financial position and results of operations. Results for interim periods are not necessarily indicative of results for the full year. Accordingly, the accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2006 annual consolidated financial statements.

Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the accompanying financial statements; financial statements of those companies or associated companies in which ICA has joint control are included in the accompanying financial statements using proportionate consolidation. All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation of subsidiaries’ financial statements — Foreign subsidiary financial statements denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15, “Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations”. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA’s operations are presented in stockholders’ equity under the caption “Excess (insufficiency) from restatement of capital.” For translation purposes, once the foreign subsidiary financial statements are restated in currency of year-end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used: i) assets and liabilities (monetary and non-monetary) — the exchange rate in effect at the balance sheet date; ii) common stock — the exchange rate in effect at the date on which contributions were made; iii) retained earnings — the exchange rate in effect at the end of the year such amounts were generated; and iv) revenues, costs and expenses — the ending exchange rate of the period reported.

Comprehensive income — Comprehensive income presented in the accompanying unaudited, condensed, consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each period and is comprised of the net income for the period, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of income. In 2007 and 2006, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders’ equity, translation effects of foreign entities and the excess of the minimum additional liability for labor obligations, and are included in the caption “insufficiency from restatement of capital”.

Convenience translation — Solely for the convenience of readers, peso amounts included in the consolidated financial statements as of June 30, 2007 and for the six months then ended have been translated into U.S. dollar amounts at the rate of 10.7901 pesos per U.S. dollar, the noon buying rate for pesos at June 29, 2007 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

2.	Significant Events

a.	At the stockholders’ extraordinary and ordinary meeting on September 12, 2006, the stockholders agreed to change the Company’s corporate denomination to comply with the provisions of the Mexican Securities Law, under which the Company’s organization as a public corporation with variable capital must be stated, as represented by the abbreviation “S.A.B. de C.V.”

b.	In December 2005, through its subsidiaries Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and Aeroinvest, S.A. de C.V. (“Aeroinvest”), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN”), for $260.2 million, through three purchase transactions. As a consequence of these purchases, ICA directly held 35.28% of the shares of GACN. Additionally, ICA directly held 74.5% of shares in the strategic partnership denominated Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”), (the remaining 25.5% of the shares of SETA are held by Aeroports de Paris) which held, at that time, 15% of the shares of GACN. ICA acquired its equity interest in GACN in 2000. Together with the equity it previously held in GACN, these purchase transactions gave ICA direct ownership of 46.23% of the shares of GACN. Through the Company’s control of SETA, its direct and indirect interests totaled 49.98% of the shares of GACN.

In September 2006, SETA exercised an option it held to acquire series B shares representing 2% of the capital of GACN, thereby increasing ICA’s direct shareholding in the capital of GACN to 47.72% and its direct and indirect shareholding to 51.98%.

Prior to December 2006, the remaining 49% of the shares of GACN were held by the Mexican Federal Government through Nacional Financiera, S.N.C. (“NAFIN”). In November 2006, NAFIN sold all of its Series B shares of GACN to the public markets in the United States of America and Mexico through an initial public offering. In December 2006, Aeroinvest acquired an additional 0.76% interest in GACN as part of NAFIN’s public offering of GACN shares. GACN did not receive any portion of the resources generated by the offering, as all proceeds were paid to the Mexican Federal Government as the selling stockholder.

As of June 30, 2007, the Company directly holds 48.48% of GACN’s shares and controls, directly and indirectly through its control of SETA, interests in GACN totaling 52.74%.

GACN is engaged in the administration, operation and, when applicable, construction and exploitation of airports under the concession granted by the Mexican Federal Government through the Communications and Transportation Ministry (“SCT”) for a 50-year period beginning on November 1, 1998. As these airports are state-owned, after the termination of the concession period, any improvements and additional installations permanently attached to the concessioned assets and created during the concession period will revert to the state.

The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V., Aeropuerto de Culiacan, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlan, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

c.	In February 2007, the Mexican Federal Electricity Commission (“CFE”) issued its provisional acceptance of the first turbogenerating unit of the El Cajon project after concluding the operating tests established by the contract. Accordingly, the commercial operation will begin generating 375 megawatts as established in the contract. Consequently, on February 28, 2007, Constructora Internacional de Infraestructura, S.A. de C.V. (“CIISA”), the subsidiary of ICA constructing the El Cajon project,

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

received an initial payment of $523.3 million (net of $1.7 million of reductions for supervision costs), which will be applied to the total project debt. On June 1, 2007, the CFE issued its provisional acceptance of the second turbogenerating unit after concluding the operating tests established by the contract. The Company completed the construction phase of the El Cajon hydroelectric project and the CFE brought both turbogenerating units into commercial operation in August 2007. The unit’s final acceptance requires performance tests, delivery of the project and documents and finalization, closing and final payment of the contract, which are pending. On August 31, 2007, the Company received a second payment of $308 million, bringing the total payment received on the El Cajon contract to date to $833 million. The Company has recorded aggregate revenues of $873 million relating to the El Cajon hydroelectric project under the percentage-of-completion method of accounting. The Company is currently in discussions with the CFE regarding the final settlement of the El Cajon contract and the payment of outstanding amounts. The project had outstanding debt of $320 million as of June 30, 2007, all of which was reflected on the Company’s balance sheet.

d.	In January 30, 2007, the Company signed an agreement to purchase 39% of the shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V. (formerly “Consorcio Internacional de Medio Ambiente, S.A. de C.V.) (“PMA Mexico”) for $39 million, conditioned upon the authorization of the Federal Competition Commission (“COFECO”). Subsequent to this purchase, ICA held 49% of the stock of PMA Mexico.

3.	New Standards and Significant Accounting Policies

a. New financial reporting standards

On January 1, 2007 the following new MFRS (whose bulletins are abbreviated as “NIF”) went into effect:

Bulletin B-3, “Statement of Income”, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, “Basic Elements of Financial Statements”, Bulletin B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by Bulletin B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing is now presented as an ordinary expense (within other income (expense) pursuant to NIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular NIFs are now part of other income and expense and items formerly recognized as extraordinary are part of non-ordinary items.

Bulletin B-13, “Events Occurring After the Date of the Financial Statements”, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to a note. NIF A-7, “Presentation and Disclosure”, in effect as of January 1, 2006, requires, among

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). Bulletin B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

Bulletin C-13, “Related Parties”, broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key or relevant officers; and c) any fund created in connection with a labor-related compensation plan. Bulletin C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key or relevant officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of Bulletin C-13.

Bulletin D-6, “Capitalization of Comprehensive Financing Result”, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost (“RIF”) directly attributable to the acquisition of qualifying assets; b) when financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized.

The adoption of these new NIFs did not have a material effect in the Company’s financial position results of operations or cash flows.

Additionally, beginning January 2007, the Company early adopted International Financial Reporting Interpretations Committee Interpretation 12 “Service Concession Arrangements” (“IFRIC 12”), which is mandatorily effective January 1, 2008. This interpretation provides guidance related to the accounting by private sector operators involved in supplying infrastructure assets and services to the public sector and requires classification of concession assets as either financial assets, intangible assets, or a combination of both.

A financial asset is required in instances in which an operator constructs or makes improvements to the infrastructure and has an unconditional right to receive a specific amount of cash or other financial asset during the contract term; an intangible asset is required in instances in which the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent; a combination of both a financial asset and an intangible asset is allowed when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. For both financial assets and intangible assets, the income and costs related to the construction or the improvements are recognized within income during construction.

The effect of adoption of IFRIC 12 resulted in the classification of certain intangible assets to financial assets as well as the capacity to recognize revenues on certain concessions during their construction phase. In addition, for comparative purposes and as required by the guidance, the Company

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

retroactively effected the financial statements previously issued as of and for the six months ended June 30, 2006 as follows:

	As Previously
	Reported		As Restated
	(Millions of Mexican pesos)

Balance Sheet
Current assets	Ps.	20,102	Ps.	20,173
Non-current assets		15,141		15,186
Current liabilities		13,616		13,616
Non-current liabilities		7,748		7,772
Stockholder’s equity		13,880		13,972
Statement of income
Total revenues	Ps.	10,505	Ps.	10,719
Operating income		765		814
Net income		429		481

MFRS require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from these estimates. The Company has implemented control procedures to ensure the correct, timely application of its accounting policies. Although actual results may differ from estimates, management considers that the estimates made and assumptions used were adequate under the circumstances.

b.	Accounting method for the treatment of the effects of inflation — The Company’s unaudited condensed consolidated financial statements recognize the effects of inflation in accordance with Bulletin B-10, “Recognition of Effects of Inflation on Financial Information”. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a restatement factor which uses a weighted average rate based upon the National Consumer Price Index (“NCPI”) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries.

c.	Cash equivalents and restricted cash — Cash equivalents are stated at acquisition cost plus accrued interest. Cash equivalents consist primarily of term deposits with original maturities of 90 days or less. Those cash equivalents whose availability is greater than one year (i.e. held in trust for a specific purpose) are considered as long-term restricted cash and cash equivalents (which for purposes of these interim financial statements, has been included in non-current receivables and in the statement of changes in the financial position has been included within the operating activities and not as part of the final balance of cash and cash equivalents). Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets, as the case may be.

At June 30, 2007 and 2006, the current portion of restricted cash included Ps.96,769 and Ps.366,351, respectively, and at June 30, 2006 the non-current portion of restricted cash included Ps.87,808 held by CIISA for construction of the El Cajon hydroelectric plant, which amounts are managed in conformity with the construction program approved and controlled by a consortium of banks. Additionally, at June 30, 2007, the Company held Ps.1,895,789 of restricted cash as a guarantee for the payment of the 144A bond. On June 30, 2007 and 2006, trusts exist which were created to administer the amounts received from tolls and other related services generated by the Corredor Sur, the Acapulco tunnel and the Irapuato-La Piedad concession, which guarantee and are primarily utilized to pay the debt

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

contracted and the maintenance of such concessions. On June 30, 2007 and 2006, amounts held within these trusts were Ps.248,775 and Ps.273,876, within current assets, respectively, and Ps.24,191 and Ps.56,210 within non-current assets, respectively. Also, on June 30, 2007 Aeroinvest held cash equivalents of Ps.4,117 (within current assets) and Ps.260,429 and Ps.146,121 on June 30, 2007 and 2006, of non-current restricted cash, respectively, for the service of the debt that it has entered into.

d.	Inventories — Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value. On June 30, 2007 and 2006, material and spare parts inventory amount to Ps.602,239 and Ps.377,879, respectively.

e.	Real estate inventories — The development costs for low-income housing are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. They are restated by the specific cost method, which uses net replacement values that are similar to market values and are determined based on appraisals conducted by recognized firms of independent experts.

Other real estate developments are also restated by the specific cost method, using net replacement values, which are similar to market values, determined based on appraisals conducted by recognized firms of independent experts. The net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the NCPI.

Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the NCPI.

On June 30, 2007 and 2006, real estate inventories within current assets amount to Ps.1,334,169 and Ps.1,401,460, respectively. The real estate inventories that will be developed over the long-term amount to Ps.771,777 and Ps.85,611, at June 30, 2007 and 2006, respectively.

f.	Long-lived Assets — Long-lived assets consist of the following:

•	Property, plant and equipment — Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. These investments and related depreciation are restated by applying factors derived from the NCPI. Property, plant and equipment of foreign origin and its related depreciation are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method over the useful life of the asset in order to depreciate the historical cost of the asset and restate the value of the asset for inflation. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful Lives

Improvements in concessions	8 and 20
Buildings	20 to 50
Machinery and operating equipment	4 to 10
Office furniture, equipment and vehicles	4 to 10

Financing costs incurred during the construction and installation of buildings and machinery and equipment is capitalized and adjusted for inflation as measured by the NCPI.

•	Investment in concessions — Investments in concessions considered as intangible assets are restated for inflation using the NCPI, without exceeding their recoverable value. Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI. These

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

investments are amortized over the concession period. On June 30, 2007 and 2006 investment in concessions amount to $8,969,763 and $8,999,565, respectively.

•	Investment in affiliated companies — Investments in companies in which ICA has significant influence, but does not have control, are accounted for using the equity method, which includes cost plus the Company’s equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the application of the equity method as the investee’s financial statements are also prepared in accordance with Bulletin B-10.

•	Rights related to the use of airport facilities and concessions — As of January 1, 2003, rights related to the use of airport facilities and concessions granted by the SCT to GACN were accounted for based on the excess of the cost of the thirteen airport concessions over an appraisal value as determined by an independent appraiser. This excess is classified under airport concessions.

Airport facility utilization rights are amortized according to the remaining useful life of the concessioned goods, as determined by an independent appraiser. Airport concessions are amortized over 43 years, which is also the period of each concession.

Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”. If there is any indication that restated values exceed the respective recovery values, assets are impaired to this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recovery value considers the particular circumstances of concessions, property, plant and equipment and intangible items. In the case of concessions, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

g. Business acquisitions — All business acquisitions are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed, and, when appropriate, recognizing goodwill.

h. Provisions — Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the financial statements.

i. Operating cycle — Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

j. Accounting for construction contracts — Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes resulting from actual performance and estimated profitability, including those arising from premiums derived from early project completion, contract penalty provisions and final contract settlements, may result in revisions to total expected contract revenues. Such revisions are recognized and are recorded in the same period in which the revisions are determined and approved by the clients.

The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded in the results of the year in which the allowances are created. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time.

Contract costs include all direct labor and materials, subcontractor’s costs and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

k. Accounting for real estate sales — The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

l. Accounting for low income housing sales — Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

m. Sales and other revenues — Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

n. Labor obligations — Seniority premiums, pension plans, and severance payments, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

o. Maintenance and repair expenses — Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

p. Income tax and statutory employee profit sharing — The Company files a consolidated tax return, as permitted by the tax laws of Mexico.

The provisions for income tax and statutory employee profit sharing (“PTU”) are determined according to Bulletin D-4, “Accounting Treatment of Income Tax, Tax on Assets and Statutory Employee Profit Sharing”. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards.

The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of income. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. The deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. the assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

Beginning January 1, 2007, the effective date of Bulletin B-3, PTU is classified within other income (expenses). The financial statements for the six months ended June 30, 2006 were reclassified to conform to this presentation. The amount reclassified was Ps.79,604.

q. Asset tax — The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. Asset tax is computed at an annual rate of 1.25% of the average of the majority interest of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

Tax on assets paid that may be carried forward from previous years, which is expected to be recoverable, is recorded as an advance payment at estimated recoverable value at the date of the financial statements.

r. Derivative financial instruments — The Company values all derivatives at fair value, regardless of the purpose for holding them. Fair value is based on market prices for derivatives traded in recognized markets; otherwise, fair value is based on other valuation methodologies supported by sufficient and reliable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed.

When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portion is temporarily recognized in comprehensive income within stockholders’ equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

Certain derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

s. Excess (insufficiency) from restatement of capital — This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

t. Restatement of stockholders’ equity — Stockholders’ equity is restated for inflation using the NCPI from the respective dates such capital was contributed or earnings (losses) were generated to the date of the most recent balance sheet presented.

u. Foreign currency transactions — Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the consolidated statement of income, except for those cases in which they can be capitalized.

v. (Gain) loss from monetary position — The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets,

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations, as part of financing cost, except in those cases in which it is capitalized.

w. Concentration of risk — Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, construction instruments) and other receivables. The Company believes that concentration of credit risk with respect to construction instruments is mitigated by the large number of customers comprising the Company’s customer base and their geographical dispersion. Additionally, the Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

Other accounts receivable are comprised of receivables from associated companies and notes receivable. The Company believes that these amounts do not represent a significant concentration of credit risk.

x. Basic earnings per share — Basic earnings per share is computed by dividing income of majority interests available to common stockholders by the weighted average number of common shares outstanding during the year.

y. Reclassifications — Certain headings in the unaudited, condensed, consolidated financial statements for the six-month period ended June 30, 2006, have been reclassified to conform to the presentation of the unaudited, condensed, financial statements for the six-month period ended June 30, 2007.

4.	Indebtedness

The following table shows a summary of the Company’s principal debt obligations as of June 30, 2007:

				Outstanding
				Principal
				Amount as
	Subsidiary Holding		Payment Dates and	of June 30,
Description of Debt	the Debt	Interest Rate	Maturity	2007
				(In thousands)

Ps.800 million in notes traded on exchanges (Certificados Bursatiles) (recourse only to the trust that issued and sold the notes).	Tuneles Concesionados de Acapulco, S.A. de C.V.	TIIE (the Mexican interbank rate) plus 2.95%	Payment dates: semi-annual, beginning December 25, 2008 with an option to prepay after nine years Maturity: 2022	Ps.	800,000
$150 million of 6.95% notes due 2025 (guaranteed by payments from Corredor Sur highway’s operations).	ICA Panama, S.A.	6.95%	Payment dates: semi-annual, beginning August 2008 Maturity: 2025		$150,000
Loan provided by BBVA Bancomer (collateralized by the shares of SISSA Coahuila, S.A. de C.V., or SISSA Coahuila, a subsidiary of ICA, and by project revenues).	SISSA Coahuila, S.A. de C.V	LIBOR (the London Interbank Offer rate) plus 3.60%	Payment dates: semi-annual Maturity: September 2008		$3,590
Bridge loans for home building provided by: Hipotecaria su Casita, GMAC, Hipotecaria Nacional, Metrofinanciera, Banorte, Banamex and Ve por Más.	VIVEICA, S.A. de C.V and its subsidiaries	TIIE plus 2.0%	Payment dates: monthly Maturity: 2007, 2008 and 2009	Ps.	420,788
$452.4 million syndicated credit facility for the El Cajon hydroelectric project provided by West LB AG, BBVA Bancomer S.A., Banco Interacciones S.A., HSBC Mexico S.A., Banco Santander Central Hispano, S.A., DEPFA Investment Bank Limited, Norddeutsche Landesbank Girozentrale and General Electric Capital Corporation.	Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA	LIBOR plus 3.00%	Payment dates: monthly, Maturity: August 2007		$90,027

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

				Outstanding
				Principal
				Amount as
	Subsidiary Holding		Payment Dates and	of June 30,
Description of Debt	the Debt	Interest Rate	Maturity	2007
				(In thousands)

$230 million fixed rate bond for the El Cajon hydroelectric project.	CIISA	6.5%	Payment dates: semi-annual Maturity: May 2008		$230,000
Ps.2,805 million long-term financing, consisting of Ps.2,125 million class A, Ps.325 million class B and Ps.355 million class C notes, for the purchase of 36% of GACN, as refinanced by Merrill Lynch (guaranteed by Empresas ICA, S.A.B. de C.V.)	Aeroinvest, S.A. de C.V.	Class A: 7.75% Class B: 11.07% Class C: 11.43%	Payment dates: quarterly, beginning July 2007 Maturity: 2017	Ps.	2,805,000
Ps.430 million long-term financing to finance the acquisition of the 39% of PMA Mexico	Controladora de Operaciones de Infraestructura, S.A. de C.V.	TIIE plus 4.5%	Payment dates: quarterly beginning on September 2008 Maturity: June 2012	Ps.	430,000
$60 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	Constructoras ICA, S.A. de C.V., or CICASA	LIBOR plus 1.75%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon		$59,148
$15 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	CICASA	LIBOR plus 1.50%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon		$12,921
Ps.580 million loan for the Irapuato-La Piedad highway, secured by shares.	Concesionaria Irapuato La Piedad S.A. de C.V.	TIIE plus 2.5% to 3.5%	Payment dates: quarterly, beginning February 2007 Maturity: November 2009	Ps.	410,243

5.	Financing cost

Total financing cost for the six months ended June 30, 2007 is as follows:

					Project
	Total		Capitalization		Financed		Results

Interest expense	Ps.	546,876	Ps.	—	Ps.	9,106	Ps.	555,982
Interest income		(213,228)		—				(213,228)
Exchange gain		(47,372)		—		(1)		(47,373)
Loss (gain) from monetary position		26,261		—		(3,496)		22,765

Total	Ps.	312,537	Ps.	—	Ps.	5,609	Ps.	318,146

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

6.	Monthly net results (historical and restated for inflation)

The majority monthly historical and restated for inflation affected net results for the last 12 months are as follows:

	Monthly Net Result
	Restated for		Accumulated Net			Factor to the	Monthly Net
Month	Inflation		Result		Closing Factor	Origin	Result

2006
July	Ps.	35,321	Ps.	35,321	1.0373	1.0002	Ps.	34,538
August		40,653		75,974	1.0321	1.0051		40,178
September		47,749		123,723	1.0223	1.0096		47,954
October		61,329		185,052	1.0177	1.0045		61,581
November		91,902		276,954	1.0120	1.0056		88,515
December		95,158		372,112	1.0062	1.0058		94,491

Subtotal		372,112						367,258

2007
January		5,964		378,076	1.0010	1.0052		3,785
February		9,614		387,690	0.9982	1.0028		9,149
March		8,126		395,816	0.9963	1.0020		8,508
April		27,984		423,800	0.9967	0.9996		28,503
May		43,331		467,131	1.0016	0.9951		45,225
June		42,320		509,451	1.0000	1.0016		40,763

Subtotal		137,339						135,933

Net majority result
Last 12 months	Ps.	509,451					Ps.	503,191

7.	Financing information by segments

For management purposes, the Company is organized into six major operating segments, which are: Civil Construction, Industrial Construction, Rodio Kronsa, Housing Development, Infrastructure and Corporate and Other. The segments are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, “Financial Information by Segment”. A summary of certain segment information is as follows:

Six months ended June 30, 2007

	Civil		Industrial		Rodio-		Total		Housing				Corporate
	Construction		Construction		Kronsa		Construction		Development		Infrastructure		and Other		Consolidated

Revenues	Ps.	3,895,937	Ps.	4,076,049	Ps.	831,605	Ps.	8,803,591	Ps.	781,575	Ps.	1,817,543	Ps.	306,,586	Ps.	11,709,275
Intersegment revenues and other		296,042		304,297		1,125		601,464		(3,985)		612,977		324,801		1,535,257
External revenues		3,599,895		3,771,752		830,480		8,202,127		785,560		1,204,566		(18,235)		10,174,018
Operating (loss) income		96,483		93,884		20,867		211,234		61,001		450,966		(58,837)		664,363
Assets by segment		11,589,391		3,669,459		1,213,375		16,472,225		2,745,919		15,334,973		(414,228)		34,138,889
Capital expenditures		170,771		10,193		58,574		239,538		22,571		324,782		6,612		593,503
Depreciation and amortization		41,178		26,397		36,320		103,895		5,351		185,267		18,176		312,689

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

Six months ended June 30, 2006

	Civil		Industrial		Rodio-		Total		Housing				Corporate
	Construction		Construction		Kronsa		Construction		Development		Infrastructure		and Other		Consolidated

Revenues	Ps.	5,134,082	Ps.	4,081,061	Ps.	791,811	Ps.	10,006,955	Ps.	658,723	Ps.	1,150,225	Ps.	313,283	Ps.	12,129,186
Intersegment revenues and other		864,970		110,340		—		975,311		62,188		124,348		248,805		1,410,651
External revenues		4,269,112		3,970,721		791,811		9,031,644		596,536		1,025,877		64,478		10,718,534
Operating (loss) income		158,811		139,851		46,156		344,817		53,769		422,250		(6,547)		814,286
Assets by segment		15,464,868		4,031,855		1,202,015		20,698,738		1,748,434		13,617,857		(706,053)		35,358,976
Capital expenditures		202,712		11,656		28,370		242,738		12,552		137,174		1,946		394,410
Depreciation and amortization		157,380		58,384		21,453		237,217		4,047		163,551		4,536		409,351

8.	Authorization for issuance of financial statements

On July 27, 2007, the issuance of these unaudited, condensed, consolidated financial statements and the release of the information to the Mexican stock market was authorized by Dr. José Luis Guerrero Alvarez Chief Executive Officer of Empresas ICA, S.A.B de C.V.